SOONER HOLDINGS, INC.
127 Northwest 62nd Street, Suite A
Oklahoma City, OK   73118
Telephone (405) 848-7575

February 11, 2011

Ms. Tea Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC   20549

ATTENTION TIA JENKINS
Senior Assistant Chief Accountant

Re:	Sooner Holdings, Inc.
Form 10-K/A for FY ended September 30, 2010
Filed January 10, 2011
Form 10-Q for the Quarter ended December 31, 2010
Filed January 18, 2010
File No. 000-18344

Dear Ms Jenkins:

With regard to your letter of February 10, 2011 relating to the above-referenced filings of Sooner Holdings, Inc., lease be advised of the following:

Form 10-K/A for FY ended 09-30-2010

Item 9A  Controls and Procedures

1.	The assessment is now stated to be made as of September 30, 2010.

2.	The response to your earlier comment has been considerably revised to provide the disclosures required by Items 308(a)(1), 308(a)(2), 308(a)(4) and 308(c).

Form 10-Q for the Quarter ended 12-31-2010

(a)	Evaluation of disclosure controls and procedures, page 11

The disclosure is now as of December 31, 2010

There is also being filed as correspondence the required written statement from the company.

Sincerely,

s/ R.C. Cunningham

R.C. Cunningham II, President